Mail Stop 4561

August 18, 2008

Leo S. Ullman
Chief Executive Officer
Cedar Shopping Centers, Inc.
44 South Bayles Avenue
Port Washington, NY 11050-3765

> **Re:** **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Form 10-Q for Fiscal Quarters Ended March 31, 2008 and June 30, 2008**
> **File No. 001-31817**

Dear Mr. Ullman:

We have reviewed your filings and have the following comments.   If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Items 1 and 2. Business and Properties, page 4

1.   In future filings, please provide the average effective annual rental per square foot for each of the last five years. Provide this information on a portfolio basis.

2.   In future filings, for each material property, please disclose the nature of your title or interest in such properties and the nature and amount of all material mortgages, or other liens or encumbrances against such properties. Please disclose briefly the current principal amount of each material encumbrance, its pre-payment provisions, and its maturity date and balance to be due at maturity assuming no payment has been made on principal in advance of its due date.

Joint Venture Arrangements, page 9

3.   We note your disclosure on page 9 relating to your joint venture arrangements. Please expand your disclosure to discuss any amounts already invested, as well as the timing and amounts of future commitments. In addition, to the extent applicable, please expand your MD&A discussion to include such commitments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Liquidity and Capital Resources, page 31

4.   Refer to the second paragraph regarding your credit facility. Please disclose the interest rate on your debt under this facility. In addition, we note that your facility is subject to certain financial covenants. Please disclose whether you are currently in compliance with such covenants.

Item 11. Executive Compensation

5.   In future filings, with respect to annual bonus awards and long-term equity incentive awards, please provide a more detailed analysis of how the company determined the actual payouts and grants. Please compare the AFFO and TSR performance targets with actual performance results and explain how these translated into the payouts. Please disclose the actual factors considered in making the equity awards for each named executive officer.

Exhibits 31.1 and 31.2

6.   Refer also to Exhibits 31.1 and 31.2 filed under the Form 10-Q for the quarters ended March 31, 2008 and June 30, 2008. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title. Please confirm to us that you will make such revisions going forward.

*   *   *   *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Angela McHale, Attorney, at (202) 551-3402, Tom Kluck, Legal Branch Chief, at (202) 551-3233, Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3498 if you have questions.

Sincerely,

Linda VanDoorn
Senior Assistant Chief Accountant